Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

June 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Ms. Kimberly Browning

Re:             Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission (the “Commission”) on June 12, 2018, regarding Post-Effective Amendment No. 56 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on March 23, 2018 with respect to Class Y shares of Domini Impact International Equity Fund (“the International Fund”) and Domini Impact International Bond Fund (the “Bond Fund”). A summary of the Staff’s comments and the Registrant’s responses are set forth below.

1. Comment:	The Staff noted certain sectors in which each Fund invested 10% or more of its assets as of January 31, 2018. The Staff requested that the Registrant revise the disclosure to specify the market sectors in which each Fund intends to principally invest and explain the attendant principal risks of investing in such sectors.

Response:	The Registrant will add disclosure to each Fund’s principal investment strategy section when it updates the registration statement to clarify, if applicable, that the International Fund may have significant exposure to securities of issuers in the financials, industrials and consumer discretionary sectors and the Bond Fund may have significant exposure to securities of issuers in the financials sector, and will include corresponding risk disclosure in each Fund’s principal risks section.

2. Comment:	The Staff noted certain countries in which the International Fund invested 10% or more of its assets as of January 31, 2018. The Staff requested that the Registrant revise the disclosure to specify the countries in which each Fund intends to principally invest and explain the attendant principal risks of investing in such sectors.

Response:	The Registrant will add disclosure to the International Fund’s principal investment strategy section when it updates the registration statement to clarify, if applicable, that the Fund may have significant exposure to securities of companies tied economically to Japan, France and the United Kingdom, and will include corresponding risk disclosure in the International Fund’s principal risks section.

3. Comment:	The Staff requested that the Registrant add disclosure indicating that high portfolio turnover is employed as an element of the Bond Fund’s principal investment strategy and update the correlating disclosure to the principal investment strategy and risks.

Response:	The Registrant will add disclosure to the Bond Fund’s principal investment strategy section when it updates the registration statement to clarify that the Bond Fund generally has a high rate of portfolio turnover. The Registrant notes that the Bond Fund’s principal risks section currently includes disclosure with respect to high portfolio turnover.

4. Comment:	The Staff noted that the Bond Fund can invest up to 20% of its assets in below investment grade securities and requested that the Registrant explain why it does not compare the Fund’s performance to an index of below investment grade securities in addition to comparing the Fund’s performance to an index of investment grade securities.

Response:	The Registrant notes that the Bond Fund is required to invest at least 80% of its assets in investment grade securities and, as a practical matter, the Bond Fund invested approximately 85% of its assets in investment grade securities as of the current quarter-end. Accordingly, the Registrant believes that it would not be appropriate to compare the Bond Fund’s performance to an index of below investment grade bonds, and that such a comparison could be confusing, if not misleading, to investors. The Registrant further submits that comparison of the Bond Fund’s performance to one index is consistent with Form N-1A, which requires a fund to compare its performance to the performance of one broad measure of market performance and permits, but does not require, a fund to compare its performance to an additional index.

5. Comment:	The Staff noted that the Registrant states that while the International Fund does not intend to concentrate its investments in a particular industry, the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more unaffiliated underlying funds. The Staff requested that the Registrant revise the disclosure to clarify that the Fund will consider the industries of such underlying funds’ portfolio investments for purposes of the Fund’s concentration policy.

Response:	The Registrant acknowledges the Staff’s comment. As previously noted to the Staff, the International Fund does not currently invest in underlying funds and, therefore, the disclosure regarding investment in underlying funds is not meaningful to investors. Accordingly, the Registrant will delete the disclosure regarding investment in underlying funds to which the Staff refers.

6. Comment:	The Staff noted that the Registrant states that the Bond Fund may not concentrate its investments in any particular industry, but if it is deemed appropriate for the achievement of the Fund’s investment objective, up to 25% of its assets, may be invested in any one industry, except that positions in futures contracts shall not be subject to this restriction. The Staff noted its view that futures can be broken down into specific industries. The Staff requested that the Registrant revise the disclosure to delete the exclusion of future contracts from the concentration policy.

Response:	The Registrant acknowledges the Staff’s view. As previously noted to the Staff, the Bond Fund’s concentration policy is a fundamental policy that cannot be changed without shareholder approval. The Registrant will consider submitting a revised concentration policy that deletes the exclusion of futures contracts when it next submits a proxy statement to the Bond Fund’s shareholders. The Registrant notes that, as a practical matter, the Bond Fund does not invest to a significant degree in futures (as of March 31, 2018, the Bond Fund’s only futures exposure was a 1.29% position in currency futures).

7. Comment:	The Staff noted that the Registrant states that the Equity Fund will invest all of its investable assets in (a) securities and instruments that meet social criteria, (b) one or more investment companies that apply social criteria in selecting securities and instruments, (c) cash, and (d) any combination of the foregoing. The Staff noted its view that the restriction permits investment in investments in (a), (b) or (c) and asked the Registrant to revise its principal investment strategy to clarify how the Equity Fund’s assets may be invested in each component.

Response:	The Registrant will add disclosure to the Equity Fund’s principal investment strategy section when it updates the registration statement to clarify that the Equity Fund may hold cash or other short-term investments to provide the

Equity Fund with the flexibility to meet redemptions and expenses and to readjust its portfolio holdings.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy

General Counsel

cc:	Roger Joseph, Esq.
Toby Serkin, Esq.
Jeremy Kantrowitz, Esq.

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